UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012.

Commission File No. 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.

15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated April 18, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: April 18, 2012	By:	/s/ Mikael Grahne
	Name:	Mikael Grahne
	Title:	President and Chief Executive Officer

PRESS RELEASE Stockholm April 18, 2012

Q1 2012

Results for the period ended March 31, 2012

Results for the period ended March 31, 2012

Q1 Highlights

•             Organic local currency revenues up 8.4% YoY to $1,168 million

•             EBITDA up 2.2% in local currency to $517 million

•             EBITDA margin of 44.2% down 2.9 percentage points versus Q1 2011

•             Normalized earnings per common share of $1.56

•             Capex of $172 million, or 14.7% of revenues

•             Operating Free Cash Flow of $310 million (26.6% of revenues)

Financial summary for the quarters to March 31, 2012 and 2011

$m	Q1 2012	Q1 2011	YoY % change		YTD 2012	YTD 2011	YoY % change
Group Revenue	1,168	1,081	8.4	(LC)	1,168	1,081	8.4	(LC)
EBITDA (i)	517	509	2.2	(LC)	517	509	2.2	(LC)
EBITDA margin	44.2%	47.1%	(2.9	)pt	44.2%	47.1%	(2.9	)pt
Normalized Net Profit (ii)	159	183	(13.1)		159	183	(13.1)
Capex (iii)	172	85	101.5		172	85	101.5
Operating FCF (iv)	310	249	24.6		310	249	24.6
Normalized EPS	1.56	1.73	(9.5)		1.56	1.73	(9.5)

(i)          EBITDA: operating profit before interest, taxes, depreciation and amortization, is derived by deducting cost of sales, sales and marketing costs and general and administrative expenses from revenues and adding other operating income

(ii)      Normalized Net Profit: is restated to exclude exceptional items such as DTA and subsequent amortizations, revaluation of assets, FX gains and losses on debt and potentially any non cash item that is by nature non-recurring.

(iii)  Excluding sale and leaseback of towers transferred to tower companies

(vi)    Operating FCF is defined as EBITDA-Capex- Taxes +/- Working capital movements and includes proceeds from tower monetization

2012 forward looking statements

In line with our achievements over the past two years, in 2012 we again aim to strike the right balance between top line growth, profitability, cash flow generation and Return on Invested Capital. We expect the EBITDA margin to be around the mid-40s and operating free cash flow margin to be around 20% of revenues. We expect capex in 2012 to increase versus 2011 while remaining below 20% of revenues, as we invest further in data capacity and in IT and billing platforms.

Striking the Right Balance

“In the first quarter of 2012, we accelerated our investments in our new organization structure, in our networks and in our product offering, including through pricing initiatives. In 2012, we again aim to strike the right balance between growth, cash generation and returns.

This quarter group revenue grew 8.4% over Q1 2011 when we recorded our highest quarterly growth rate of the past three years. Our strategy to focus on innovation in products and services is delivering strong results again this quarter. More than 80% of our growth is derived from products and services that did not exist three years ago. In parallel we managed to defend our voice and SMS business, which still grew by 2% in local currency.

The EBITDA margin in Q1 was diluted to 44.2%, as a result of a change in our revenue mix, an acceleration of investments in new categories and pricing pressure in some markets. We are currently implementing various pricing initiatives in the markets experiencing negative growth to improve our affordability perception. This margin is in line with our internal expectations and we are comfortable reiterating our previously communicated guidance for the year and our mid-term growth ambitions.

In Latin America, where we generate 80% of our revenues, the top line grew by 9.2% in local currency in the first quarter, in line with the average growth we reported over the past twelve months. Mobile data now accounts for close to 12% of our revenues in Latin America.

In Africa, top line growth in local currency slowed to 5.4% in Q1 with Ghana, Senegal and the Democratic Republic of Congo showing negative growth while Tanzania and Rwanda continued to report strong performance, supported by the success of Mobile Financial Services (MFS). Margins in Africa were negatively impacted by the level of elasticity experienced so far following price reductions that were introduced last year.

In the first quarter of 2012, 26% of our customers had an ARPU in excess of $10, while only 10.7% of our total customer base were mobile data users. This illustrates the potential of mobile data as we expect all customers with an ARPU above $10 to become data users over time.  We believe that cross-selling and up-selling services to our existing customers will enable us to continue growing revenues and EBITDA, while generating attractive returns.

As evidenced by the performance reported today, our future growth and successes will depend on our ability to innovate and seize new growth opportunities while defending our voice and SMS businesses. Mobile data grew 51% in Q1 2012 and we now generate more than 30% of our revenues from Value Added Services. We look forward to sharing more on the development of our new categories when we present our Half Year results.”

Mikael Grahne

President and CEO,

Millicom International Cellular S.A.

Millicom International Cellular S.A. - Results for the period ended March 31, 2012

Operational review

Total revenues for the three months ended March 31, 2012 were $1,168 million, an increase of 8.4% from Q1 2011 in local currency. In Q1, the negative impact of currencies on our reported revenue growth was 0.4 percentage points, essentially as a result of year-on-year pressures on currencies in Africa versus the US dollar.

Group EBITDA for the quarter was $517 million, growing 2.2% year-on-year in local currency, in line with our internal expectations. We reported an EBITDA margin of 44.2%, 2.9 percentage points lower than in Q1 last year. Three factors explain this decline, two of which are linked with investment for future growth: 1) investments in new categories notably in the form of staffing and subsidies, 2) network investments and therefore higher network opex than in Q1 last year and lastly 3) price decreases in Ghana, Senegal, the DRC and El Salvador with limited elasticity to date.

In order to support growth in the Information category, we invested 17% more in subsidies in Q1 2012 than in Q1 2011 overall, as we seek to capitalize on opportunities to increase our market share when upgrading customers from mobile voice to data services.

We have faced new revenue and profit taxes in the past twelve months, some of which already began impacting EBITDA margins in H2 2011 (Honduras & Senegal) and some of which have been implemented this quarter (Bolivia). We are implementing several initiatives across the Group to mitigate the pressure associated with these changes. Whilst we are prepared to accept some margin erosion, we remain focused on cost management in general, with systematic cost reduction and cost avoidance programs, as we invest in new categories and new services.

Focus on Regions

Revenue growth in Central America reached 4.7% in local currency, while South America maintained a growth rate of 14.5% in line with Q4 2011. Africa reported disappointing mid single digit revenue growth as pricing pressure that followed the introduction of flat tariffs or the reduction of cross net rates, has not yet translated into attractive elasticity and has resulted in negative growth in three markets. We expect an improvement in top line growth in Africa and are taking initiatives in the region to achieve it later this year.

Revenues by Region ($m)

	Q1 12	Q1 11	YoY growth (%) Reported	YoY growth (%) LC	Contribution (%)
CAM	474	455	4.3	4.7	40.7
SAM	455	387	17.4	14.5	38.9
Africa	239	239	-0.1	5.4	20.4
Total	1,168	1,081	8.0	8.4	100.0

Mobile ARPU

ARPU overall declined by 2.6% in local currency whilst remaining almost flat for the third consecutive quarter in Latin America and declining by 6.8% in Africa year-on-year.

Year-on-year local currency mobile

ARPU growth (%)

	Total	CAM	SAM	Africa
Q1 12	(3)%	(5)%	4%	(7)%
Q4 11	(3)%	(3)%	2%	(5)%
Q3 11	(3)%	0%	0%	(10)%
Q2 11	(2)%	1%	3%	(6)%
Q1 11	(1)%	3%	3%	(6)%

N.B. ARPU figures are based on total mobile revenues less roaming revenues.

ARPU stabilisation and growth in Latin America remains a key focus. Going forward, our ambition is to improve ARPU trends in Central America by cross- selling and up-selling more services to existing customers, as we have done successfully in South America for the past two years. The new organization structure that we are implementing has been designed with this goal in mind.

Central America: 41% of group revenues

Revenues from mobile and cable operations in Central America totalled $474 million in Q1 2012, up 4.7% in local currency.

Central America reported a 4.8% year-on-year decline in mobile ARPU in local currency, mainly pulled down by pricing pressure in El Salvador. Net customer additions were 30% higher in Q1 2012 than in Q1 2011.

Growth in the Communication category was lower as we experienced some pricing pressure on voice in El Salvador, in a very competitive market environment, which caused a return to negative growth in this market.

In the Information category, mobile data grew at a healthy rate of approximately 38% year on year in local currency. In fixed broadband, we were pleased to see a continued strong development in Costa Rica and El Salvador.

The Solutions category was our fastest growing category in Central America, showing close to 50% growth in local currency this quarter.

Central America- Highlights

US$m	Q1 12	Q1 11	YoY (%)
Mobile customers (m)	15.1	13.8	9.0
Mobile ARPU ($)	11.6	12.1	(4.5)
Revenues	474	455	4.3
EBITDA	241	246	(2.1)
% of revenues	50.8%	54.1%	(3.3	)pt
Capex	51	26	94.5
% of revenues	10.8%	5.7%	5.1	pt
Operating FCF	121	130	(7.3)
% of revenues	25.5%	28.6%	(3.1	)pt

In Central America, the EBITDA margin was 50.8% in Q1, declining 3.3 percentage points from the level at Q1 2011. We accelerated our network investments in Q1 2012 versus Q1 2011, as we see clear growth opportunities for us to develop the Information category further in Central America. Voice pricing pressure in El Salvador contributed to the margin decline in Central America.

Capex in the quarter was relatively low but still higher than last year as we focus on reducing the impact of seasonality between quarters that we have historically experienced.

We faced some increases in taxes in Central America in our three markets. The most material impact for us resulted from the security tax that was passed in Honduras in Q3 2011.

South America: 39% of group revenues

Revenues in South America in Q1 2012 amounted to $455 million, up 14.5% in local currency.

South America- Highlights

US$m	Q1 12	Q1 11	YoY (%)
Mobile customers (m)	11.5	10.4	10.5
Mobile ARPU ($)	13.1	12.3	6.4
Revenues	455	387	17.4
EBITDA	186	165	12.6
% of revenues	40.9%	42.6%	(1.7	)pt
Capex	69	28	NA
% of revenues	15.2%	7.2%	8	pt
Operating FCF	131	102	28.1
% of revenues	28.8%	26.4%	2.4	pt

We added 25% more new customers in Q1 2012 than one year ago and also managed to accelerate growth in mobile ARPU to 3.7% year on year in local currency. This is a clear reflection of our success in up-selling and cross-selling more services to existing customers and confirms our status as provider of choice to new high value customers as well.

All categories reported strong growth in Q1 in South America. Communication grew more than 6% year on year, whilst growth in the Information category exceeded 52% again this quarter. In Q1, around 17% of our recurring revenues in South America were generated in the Information category, the highest level across the group.

EBITDA reached $186 million, up 12.6%, and the EBITDA margin was 40.9%, declining 1.7 percentage point year on year. In Q1 2011, revenues and EBITDA comparisons were positively impacted by a one-off item of $2.8 million in Colombia last year. On a like-for- like basis, the EBITDA margin decline would have been only 1.2 percentage points, explained by our continuous investments in mobile data across the three markets and in MFS in Paraguay. Subsidies in Q1 2012 were higher in absolute terms than in Q4 2011, explaining part of the sequential decline in margins quarter-on-quarter. Lastly, our EBITDA margin in Q1 was negatively impacted by a new tax on revenues in Bolivia.

In South America, we are interested in acquiring additional spectrum to provide 4G services and to improve the quality of the service we provide to our customers through increased capacity. However, acquisition of spectrum, like all our investments, will have to meet strict financial hurdles.

We expect several spectrum auctions in the region in 2012, notably in Colombia where in total 225 MHz of spectrum in the 2.6GHz, 2.1GHz, 1.9GHz and 1.7GHz bands will be auctioned in Q3 of 2012. As we have previously indicated, if and when possible, we would be interested in sharing more assets, including spectrum assets, similar to what we have done with our passive infrastructure and towers over the past two years.

Africa: 20% of group revenues

Revenues in Africa reached $239 million, essentially flat on a reported basis but growing 5.4% year-on-year in local currency. Currencies in Ghana and Tanzania were materially down versus the US dollar in Q1, negatively impacting our reported growth.

Performance in our African footprint was mixed with some operations reporting revenue decline, while some others, such as Tanzania and Rwanda, continued to perform very strongly.

Mobile ARPU declined by 6.8% in Q1 in local currency, in line with the decline in Q1 2011. We anticipate some ARPU decline in 2012 as well, as we continue to focus on the affordability of our services. We reduced our cross net tariffs in the second half of 2011 in Senegal and the DRC and introduced flat tariffs in Ghana, with an unsatisfactory level of elasticity to date. This resulted in the slow-down of revenue growth in the Communication category.

We are currently implementing various pricing initiatives in the markets experiencing negative growth.

Overall, we have lost customers in Q1 2012 but we focus on the quality of our customer intake rather than the absolute number. We are prepared to invest (through price reductions and capex) to accelerate growth in Africa and to preserve our positions in the region for the long term.

Non communication revenues grew 19% quarter-on-quarter in Q1 in Africa.

Africa- Highlights

US$m	Q1 12	Q1 11	YoY (%)
Mobile customers (m)	17.2	15.5	10.9
Mobile ARPU ($)	4.6	5.2	(11.7)
Revenues	239	239	(0.1)
EBITDA	90	98	(8.4)
% of revenues	37.5%	40.9%	(3.4	)pt
Capex	42	26	57.6
% of revenues	17.4%	11.0%	6.4	pt
Operating FCF	66	33	101.4
% of revenues	27.4%	13.6%	2.9	pt

In Africa, the EBITDA margin was 37.5% in Q1 2012, down 3.4 percentage points year-on-year as we focused on affordability. In some of our markets, the introduction of flat tariff structures has increased the share of cross net traffic in the total MOU for the whole industry, putting pressure on margins.

In Q1, we again invested in developing new products and services in the Information, Entertainment, Solutions and MFS categories, as we believe these new services will be instrumental in building our differentiation and delivering growth.

Capex in Africa amounted to $42 million in Q1, an increase versus Q1 2011. Operating FCF grew in Q1 2012, as we received $17 million from the further transfer of our towers in Africa.

Focus on categories

In Q1 2012, we accelerated the implementation of our new organization structure which will be instrumental in sustaining and/or accelerating growth in our different markets. In the first quarter of the year, 88% of our growth came from the four new categories in which we are focusing our investments, namely Information, Entertainment, Solutions and MFS.

Thanks to the development of innovative VAS, we once again reported a mild 2.6% decline in ARPU in local currency this quarter. This was achieved despite competitive pressures in three African markets and in El Salvador.

In Q1 2012, 80% of our revenues were generated from 26% of our customers who have an ARPU in excess of $10.

Recurring revenues generated outside of the Communication category grew circa 29% in Q1 2012 in local currency. They contributed to more than a quarter of our recurring revenues in the first quarter.

Category breakdown

US$m	Q1 12	Q1 11	YoY growth LC
Communication	827	819	1.9%
Information	150	106	38.8%
Entertainment	87	77	12.5%
Solutions	33	23	40.0%
MFS	6.4	0.7	NA
Others*	65	55	14.1%
Total revenues	1,168	1,081	8.4%

* Others: Terminal & Equipment sales, inbound roaming, other revenues

Communication: 12% of recurring revenue growth

Communication is still our largest revenue contributor. Whilst it still accounted for one third of our growth in Q4 2011, it only contributed 12% of the increase in our recurring revenues in Q1 2012. We saw a marked slowdown in growth in this category this quarter, substantially linked to pricing in three African markets and in El Salvador.

Our ambition remains to continue to defend our revenue base in this category and to grow it moderately at group level.

We anticipate achieving this through further growth in penetration of both customers and usage (MOU, SMS penetration) notably in Africa but also through our innovative segmented approach to addressing customer needs. Segmentation initiatives such as ‘Tag and Trigger’ should continue to support growth in this more mature category.

Information: 56% of recurring revenue growth

In Q1 2012, Information was again the biggest single contributor to our revenue growth. In absolute value, the growth (+$44 million year-on-year) was even higher than in Q4 2011.

We now have close to 4.7 million users of data services across the group (2G and 3G) representing around 10.7% of our total customer base.

Data users (‘000)*

	Total	CAM	SAM
Q1 12	3,789	2,005	1,784
Q1 11	2,931	1,430	1,500

* From Q1 2012 we revised our definition of a data user as a customer who uses more than 250 Kb of data in a 30 day period, either on 2G or 3G networks

In Q1, we continued to invest in mobile data as we see the Information category as our largest revenue growth opportunity in the short to medium term.

In Colombia, we have a market share in mobile data that is significantly higher than our market share in mobile voice services; something we aim to achieve in all our operations and which requires some commercial investment to upgrade customers from mobile voice to mobile data. We spent more on subsidies in Q1 2012 than we did in Q4 2011 as we expect the adoption of mobile data services to accelerate in our footprint.

Gross margin in the Information category is one of the highest of all categories. The shift from datacards to smartphones in the past twelve months has however had a dilutive impact on our gross margin. This is a healthy transition however as it allows us to control traffic and hence improve ROIC. We are pleased to see a parallel curve between traffic and revenue growth in data as a consequence.

In 2011, we invested close to $250 million in capex for 3G capacity and coverage and we expect to invest close to 50% more in 2012 to meet demand, with attractive returns in line with our targets. We are also contemplating several opportunities to invest in spectrum assets when they become available in our markets, alone or with partners.

Entertainment:  13% of recurring revenue growth

Revenues for the Entertainment category were up by 12.5% year on year, a marked acceleration versus the growth rate achieved in Q4 2011 at 8% in local currency. We have strengthened the management of the Entertainment category and are exploring many opportunities, notably in the field of access to music content.

Solutions:  12 % of recurring revenue growth

Revenues for the Solutions category increased by 40% in local currency in Q1, accelerating versus the already strong growth reported in Q4 (+32%). Our most successful product in the category remained our airtime lending products including ‘Tigo Lends You’.

In 2012, we are looking at diversifying our revenue sources in this category. In particular, we have expanded our product offering services under the ‘Tigo Care’ umbrella. We have now rolled out services in this product line in Guatemala, El Salvador, Honduras, Colombia and Ghana.  The ‘Tigo Care’ product family includes e-Health services, mobile phone insurance and assistance services.

MFS:  7% of recurring revenue growth

Our Mobile Financial Services (MFS) category continued to develop well in Q1 2012 and offers attractive potential in the medium to long term.

In Tanzania penetration of Tigo Cash has now reached 24% of our customer base. We now have in excess of ten thousand Tigo Cash agents. We are investing in service quality to support further growth. We are already generating close to 5% of our revenues in the country from Tigo Cash, two years after launch. We have noticed a significant reduction in churn among MFS customers.

In Paraguay, the first market where we launched MFS, 16% of our customers were using the service. We are now adopting the same revenue generating model to record MFS customers in Latin America that we use in Africa and we have restated the historical data accordingly.

We are pleased to report on the progress made in Rwanda in Mobile Financial Services. According to the GSM Association, uptake of our Tigo Pesa service launched in Rwanda in Q1 2011 was the third most rapid adoption of MFS worldwide. At the end of Q1 2012, 6.7% of our customers in Rwanda were active users of MFS.

The development of MFS is highly dependent upon market conditions such as the regulatory framework, different customer needs, for example for local or international remittances, banking penetration and the image of the telecom industry. Accordingly, the rate of development of MFS will vary from country to country.

We expect to launch MFS in three new countries this year, namely Chad, the DRC and Bolivia.

Comments on Q1 financial information

Depreciation and Amortization

D&A was $196 million, $19 million higher than a year ago, essentially as a result of the increase in capex levels.

Financial expenses and income

The cost of financing before tax in Q1 2012 was slightly lower than in the previous year and includes the financing portion of towers leased back.

We recorded a non-cash financial expense of $64 million linked to the change in value of the put option granted to our partner in Honduras.

Taxes

In Q1, taxes increased by $9 million year-on-year to $91 million negatively impacted by the utilization of the DTA recorded in Colombia in H2 2011 (for a non-cash amount of $6 million in Q1 2012). This utilization is anticipated to continue and increase through to 2015.

Capex

In Q1 2012, we invested $172 million in capex, a meaningful increase over the level of Q1 2011, as we focus on distributing our investments more evenly across quarters so that capex can also generate growth in the year in which it is invested.

In Q1 2012, we received $68 million in cash from the transfer of towers to the different Tower companies in Tanzania, the DRC and Colombia. We expect to receive $140 million in 2012 in total and $30 million in 2013.

FCF generation

Free cash flow for Q1 12 was $244 million, or 20.9% of revenues.

$258 million of cash was upstreamed during Q1 2012 through a combination of dividends, management fees and royalties. In Q1 2012 and for the first time ever, we upstreamed cash from the Democratic Republic of Congo. We have now repatriated funds from all operations except Rwanda, our latest greenfield operation.

Debt structure and maturity profile

Approximately 60% of the Group’s gross debt is denominated in local currency, limiting foreign exchange exposure. US$ denominated debt is used in countries where long term debt in local currency is either too expensive or not available. The main countries carrying exposure to US dollar volatility are Honduras, Guatemala, Paraguay, Rwanda and Tanzania.

At the end of Q1 2012, 46% of gross debt was at fixed rates, reducing our exposure to interest rate volatility.

In Q1 2012, Millicom did not buy back shares as part of the share buyback program that we announced for 2012. Net debt to EBITDA decreased to 0.6 times at the end of the quarter (from 0.7 times at YE2011). Millicom now has around $1.1 billion of cash on hand with approximately 67% held in US$.

Shareholder remuneration

The Board will propose to the AGM to be convened on May 29, the payment of a $2.40 per share dividend.

The Board has approved a share buyback program of up to $300 million worth of shares in 2012. Shares will be bought in the US and in Stockholm (including on Multilateral Trading

Facilities), provided that we do not buy more than 25% of the daily volumes on any market.

As in previous years, excess cash will be returned to shareholders in the absence of external growth opportunities.

Starting in 2012, we have revised our dividend policy which now comprises of a dividend floor of $2.00/share (up from $1.20) and a payout ratio of no less than 30% of normalized net profit (up from 25%). With this revised policy, we define normalized net profit as net profit excluding exceptional items such as: recognition of deferred tax assets and subsequent amortization, revaluation of assets and/or potential goodwill write downs, FX gains and losses on debt, and potentially any non cash item that is by nature non-recurring.

2012 Forward looking statements (reiterated)

In line with our achievements over the past two years, in 2012 we again aim to strike the right balance between revenue growth, profitability, cash flow generation and Return On Invested Capital.

We guide for an EBITDA margin around the mid-40s and an operating free cash flow around 20% of revenues in 2012.

We expect capex in 2012 to grow versus 2011 but not to exceed 20% of revenues, as we add further data capacity and invest in IT and billing platforms. As previously stated our planned expenditure includes an exceptional investment in IT and billing platforms of $300 million spread over three years. As in previous years, our capex outlook excludes potential spectrum acquisitions.

Integrity update

In this section, we provide an update on performance regarding compliance and corporate social and environmental responsibility, including anti-corruption and health and safety.

Going forward Millicom will report its progress on corporate responsibility in alignment with UN Global Compact principles. The UN Global Compact is a strategic policy initiative for businesses that are committed to aligning their operations and strategies with ten universally accepted principles in the areas of Human Rights, Labor standards, Environment and Anti-corruption. To strengthen its reporting framework Millicom has carried out a gap analysis on corporate responsibility reporting and, in Q1, began a company-wide materiality analysis and started enhancing relationships with key stakeholders.

Human Rights- To improve Millicom’s management of human rights related risks, the company has reviewed processes for ethical procurement and continued established dialogue with telecommunications industry partners around the issues of freedom of expression, working towards common principles and tools.

Labor standards- Millicom engaged with external parties to produce in-depth reports on risks related to labor conditions in all markets.

Environment- A cross-functional team was set up to prepare a long-term energy efficiency strategy for the company. Millicom also attended the Pan-African Forum on E-Waste led by the UN Environment Program.

Anti Corruption- In the area of anti-corruption compliance, priority has been given to the enforcement of the policies introduced in Q4 2011, notably the policy on third party due diligence. The company also developed a tool for conflict of interest declarations, applicable to all employees.

To direct Millicom’s charitable donations towards bigger, more strategic programs with clear and measurable goals and impact, Millicom introduced guidelines and an evaluation tool for all new CSR or charity projects. The evaluation tool, which will be web-based later this year, helps to score proposals for CSR projects in four key areas: Vision, Strategy, Impact and Feasibility.

In Q1 2012, Millicom selected two more social entrepreneurs in Ghana to mentor and support in collaboration with the Playing for Change Foundation. This collaboration to support social entrepreneurship will expand to Millicom Africa markets this year.

In Q1 2012, we implemented some guidelines across our operations to adopt a responsible approach when it comes to gaming activities that goes beyond the applicable local laws on customer protection. Notably, we introduced some caps on usage to prevent the development of addictive behavior to our games and SMS-based lotteries.

During Q1 2012, additional resources were added to the Integrity department. The team in place at the end of Q1 included experts in anti-corruption, business ethics and compliance, corporate responsibility and health, safety and environment. This global team works on Group level policies, manages relevant stakeholder engagement and reporting, and supports local operations in implementing the Integrity strategy. Additionally, at the end of Q1, nine operations had a dedicated Integrity Manager in charge of local implementation.

Conference call details

A conference call to discuss the results will be held at 14.00 Stockholm / 13.00 London/ 08.00 New York, on Wednesday, April 18, 2012.  The dial-in numbers are: +46 (0)8 5853 6965, +44 (0)20 7136 6283, or +1 212 444 0896 and the pass code is 6635419#.

A live audio stream of the conference call can also be accessed at www.millicom.com.  Please dial in / log on 10 minutes prior to the start of the conference call to allow time for registration.

Slides to accompany the conference call are available at www.millicom.com.

A recording of the conference call will be available for 7 days after the conference call, commencing approximately 30 minutes after the live call has finished, on: +44 (0)20 7111 1244 / +46 (0)8 5051 3897 or +1 347 366 9565, access code: 6635419#.

Contacts

Chief Financial Officer
François-Xavier Roger	Tel: +352 27 759 327

Investor Relations
Justine Dimovic	Tel: +352 27 759 479
Emily Hunt	Tel: +44 7779 018 539

Visit our web site at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 13 countries in Latin America and Africa. It also operates various combinations of fixed telephony, cable and broadband businesses in five countries in Central America. The Group’s mobile operations have a combined population under license of approximately 270 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., and Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above.  Millicom does not intend to update these forward-looking statements.

Other information

This report is unaudited.

Millicom’s financial results for the second quarter of 2012 will be published on July 18, 2012.

Luxembourg — April 18, 2012

Mikael Grahne, President & CEO

Millicom International Cellular S.A

15 rue Léon Laval

L-3372 Leudelange

Luxembourg

Tel : +352 27 759 101

Registration number: R.C.S. Luxembourg B 40 630

Appendix- Financial information and tables*

•             Consolidated income statements for the three months ended March 31, 2012 and 2011

•             Consolidated statements of financial position as at March 31, 2012 and March 31, 2011

•             Condensed consolidated statements of changes in equity for the periods ended March 31, 2012 and 2011

•             Condensed consolidated statements of cash flows for the periods ended March 31, 2012 and 2011

•             Quarterly analysis by region

•            Cellular customers and market position by country

•             Review by region

*Determined based on accounting principles consistent to those used for the 2011 consolidated financial statements of Millicom which are prepared under International Financial Reporting Standards (IFRS).

Millicom International Cellular S.A.

Consolidated income statements
for the three months ended March 31, 2012 and 2011

	QTR ended March 31, 2012 (Unaudited) US$ millions	QTR ended March 31, 2011* (Unaudited) US$ millions
Revenues	1,168	1,081
Operating expenses
Cost of sales (excluding depreciation and amortization)	(272)	(234)
Sales and marketing	(211)	(194)
General and administrative expenses	(170)	(144)
Other operating income	2	—
EBITDA	517	509
Corporate costs	(27)	(22)
Gain (loss) on disposal/Write down of assets, net	1	1
Depreciation and amortization	(196)	(177)
Operating profit	295	311
Interest expense	(47)	(49)
Interest and other financial income	4	4
Other non-operating income (expenses), net	(52)	45
Profit before taxes from continuing operations	200	311
Taxes	(91)	(82)
Profit before discontinued operations and non-controlling interest	109	229
Result from discontinued operations	—	39
Non-controlling interest	(14)	(9)
Net profit for the period	95	259
Basic earnings per common share (US$)	0.93	2.45
Weighted average number of shares outstanding in the period (millions)	101,669	105,825
Profit for the period used to determine diluted earnings per common share	95	259
Diluted earnings per common share (US$)	0.93	2.45
Weighted average number of shares and potential dilutive shares outstanding in the period (millions)	101,766	105,943

* Comparatives have been restated for the impact of accounting for the Honduras put option under IAS 32. Refer to the form 6-K filed with the United States Securities and Exchange Commission on January 26, 2012.

Millicom International Cellular S.A.

Consolidated statements of financial position
as at March 31, 2012 and December 31, 2011

	March 31, 2012 (Unaudited) US$ millions	December 31, 2011 US$ millions
Assets
Non-current assets
Intangible assets, net	2,168	2,170
Property, plant and equipment, net	2,880	2,865
Investment in associates	80	63
Pledged deposits	53	50
Deferred taxation	336	317
Other non-current assets	34	37
Total non-current assets	5,551	5,502
Current assets
Inventories	73	75
Trade receivables, net	293	277
Amounts due from non-controlling interests and joint ventures	61	159
Current tax assets	40	24
Other current assets	294	298
Cash and cash equivalents	*1,117	*881
Total current assets	1,878	1,714
Assets held for sale	60	66
Total assets	7,489	7,282

*of which US$ 27 million (December 31, 2011: US$ 20 million) is restricted cash.

Millicom International Cellular S.A.

Consolidated statements of financial position
as at March 31, 2012 and December 31, 2011

	March 31, 2012 (Unaudited) US$ millions	December 31, 2011 US$ millions
Equity and liabilities
Equity
Share capital and premium (represented by 105 million shares at March 31, 2012)	661	663
Treasury shares (3.3 million shares at March 31, 2012)	(353)	(378)
Other reserves	(100)	(104)
Put option reserve	(738)	(738)
Accumulated profits brought forward	2,806	1,886
Net profit for the period	95	925
	2,371	2,254
Non-controlling interest	204	192
Total equity	2,575	2,446
Liabilities
Non-current liabilities
Debt and financing	1,911	1,817
Deferred taxation	195	199
Other non-current liabilities	138	122
Total non-current liabilities	2,244	2,138
Current liabilities
Debt and other financing	567	621
Put option liability	809	745
Amounts due to joint ventures	13	93
Accrued interest and other expenses	266	264
Current tax liabilities	173	105
Other current liabilities	833	861
Total current liabilities	2,661	2,689
Liabilities directly associated with assets held for sale	9	9
Total liabilities	4,914	4,836
Total equity and liabilities	7,489	7,282

Millicom International Cellular S.A.

Condensed consolidated statements of changes in equity
for the quarters ended March 31, 2012 and 2011

	March 31, 2012 (Unaudited) US$ millions	March 31, 2011* (Unaudited) US$ millions
Equity as at January 1	2,446	2,390
Profit for the period	95	259
Stock compensation	5	4
Acquisition of non-controlling interests	7	—
Shares issued via the exercise of stock options	—	1
Movement in cash flow hedge reserve	—	1
Movement in currency translation reserve	10	32
Sale of Amnet Honduras	—	2
Non-controlling interest	12	8
Equity as at March 31	2,575	2,697

* Comparatives have been restated for the impact of accounting for the Honduras put option under IAS 32. Refer to the form 6-K filed with the United States Securities and Exchange Commission on January 26, 2012.

Millicom International Cellular S.A.

Condensed consolidated statements of cash flows

for the quarters ended March 31, 2012 and 2011

	March 31, 2012 (Unaudited) US$ millions	March 31, 2011 (Unaudited) US$ millions
EBITDA	517	509
Movements in working capital	(38)	(67)
Capex (net of disposals)	(131)	(137)
Taxes paid	(38)	(56)
Operating Free Cash Flow	310	249
Corporate costs (excluding share based compensation)	(22)	(18)
Interest paid, net	(44)	(40)
Free Cash Flow	244	191
Other investing activities	8	(5)
Cash flow from operating and investing	252	186

Cash flow used in financing	(22)	(44)

Cash from discontinued operations	—	53
Cash effect of exchange rate changes	6	3

Net increase in cash and cash equivalents	236	198
Cash and cash equivalents, beginning	881	1,023
Cash and cash equivalents, ending	1,117	1,221

Millicom International Cellular S.A.

Quarterly analysis by region
(Unaudited)

	Q1 12	Q4 11	Q3 11	Q2 11	Q1 11	Increase Q1 11 to Q1 12
Revenues(US$ millions) (i)
Central America	474	478	460	449	455	4%
South America	455	450	444	425	387	17%
Africa	239	249	247	246	239	0%
Total Revenues	1,168	1,177	1,151	1,120	1,081	8%

EBITDA (US$ millions) (i)
Central America	241	245	235	232	246	(2)%
South America	186	189	190	182	165	13%
Africa	90	102	104	100	98	(8)%
Total EBITDA	517	536	529	514	509	1%

Total mobile customers at end of period (‘000s)
Central America	15,058	14,626	14,188	14,087	13,816	9%
South America	11,531	11,155	10,867	10,671	10,435	11%
Africa	17,209	17,304	17,173	16,554	15,512	11%
Total	43,798	43,085	42,228	41,312	39,763	10%

Attributable mobile customers at end of period (‘000s)
Central America	11,774	11,421	11,097	11,044	10,848	9%
South America	11,531	11,155	10,867	10,671	10,435	11%
Africa	16,957	17,055	16,930	16,314	15,273	11%
Total	40,262	39,631	38,894	38,029	36,556	10%

(i)                        Excludes discontinued operations

Millicom International Cellular S.A.

Cellular customers and market position by country

(Unaudited)

		Country population	MIC market		Total customers (‘000s) (iii)
Country	Equity holding	(million) (i)	position (ii)	Net adds Q1 12 (000’s)	Q1 12	Q1 11	YoY growth
CAM
El Salvador	100.0%	6	1 of 5	20	3,046	2,792	9%
Guatemala	55.0%	14	1 of 3	177	7,300	6,596	11%
Honduras	66.7%*	8	1 of 4	235	4,712	4,428	6%

SAM
Bolivia	100.0%	10	2 of 3	145	2,832	2,502	13%
Colombia	50.0% +1 share	45	3 of 3	148	5,002	4,442	13%
Paraguay	100.0%	7	1 of 4	83	3,697	3,491	6%

Africa
Chad	100.0%	11	1 of 3	8	1,903	1,545	23%
DRC (iv)	100.0%	74	1 of 5	(75)	2,307	2,150	7%
Ghana	100.0%	25	2/3 of 5	(174)	3,334	3,572	(7)%
Mauritius	50.0%	1	2 of 3	5	503	478	5%
Rwanda	87.5%	12	2 of 2	(12)	1,180	570	107%
Senegal	100.0%	13	2 of 4	106	2,484	2,526	(2)%
Tanzania	100.0%	44	2 of 7	47	5,498	4,671	18%

Total cellular customers excluding discontinued operations		270		713	43,798	39,763	10%

(i)                                  Source: CIA World Factbook

(ii)                              Source: Millicom.  Market position derived from active customers based on interconnect

(iii)                          Millicom has a policy of reporting only those customers that have generated revenues within a period of 60 days, or in the case of new customers only those that have already started generating revenues

(iv)                           DRC market position relates to the Kinshasa/Bas Congo area only

*                                         Millicom’s unconditional call option over its partner’s 33.3% stake in the business allows Millicom to fully consolidate the business in Honduras.

Millicom International Cellular S.A.

Review by region

Central America	Q1 12	Q4 11	Q3 11	Q2 11	Q1 11
Customers (m)	15.1	14.6	14.2	14.1	13.8
YoY growth (%)	9.0%	8.5%	8.1%	5.4%	4.5%
Revenues ($m)	474	478	460	449	455
YoY growth (%) (reported)	4.3%	6.9%	6.4%	3.2%	7.2%
YoY growth (%) (local currency)	4.7%	6.2%	4.9%	3.4%	5.3%
EBITDA ($m)	241	245	235	232	246
YoY growth (%)	(2.1)%	7.0%	(1.6)%	(5.3)%	4.5%
Margin (%)	50.8%	51.3%	51.0%	51.6%	54.1%
Total mobile ARPU ($)*	11.6	12.0	11.8	11.9	12.1
YoY growth (%) (reported)	(4.5)%	(1.7)%	(0.8)%	2.0%	5.0%
Capex ($m)	51	90	66	40	26
Capex/Revenues (%)	10.8%	18.8%	14.4%	8.8%	5.7%

*           Not adjusted for constant forex

Cable Central America	Q1 12	Q4 11	Q3 11	Q2 11	Q1 11
Revenue ($m)	72	69	65	62	61
Revenue growth (YoY %)	14%	16%	14%	12%	14%
Homes Passed (‘000)	1,529	1,373	1,358	1,347	1,342
Broadband customers / cable TV customers	38.9%	39.8%	38.5%	38%	38%
RGUs (‘000)	800	721	707	692	682

Millicom International Cellular S.A.

Review by region (continued)

South America	Q1 12	Q4 11	Q3 11	Q2 11	Q1 11
Customers (m)	11.5	11.2	10.9	10.7	10.4
YoY growth (%)	10.5%	10.0%	12.3%	15.5%	15.6%
Revenues ($m)	455	450	444	425	387
YoY growth (%) (reported)	17.4%	17.6%	24.8%	31.5%	24.0%
YoY growth (%) (local currency)	14.5%	14.4%	15.2%	19.5%	20.0%
EBITDA ($m)	186	189	190	182	165
YoY growth (%)	12.6%	12.3%	25.6%	31.6%	25.0%
Margin (%)	40.9%	41.9%	42.9%	42.8%	42.6%
Total mobile ARPU ($)*	13.1	13.4	13.5	13.2	12.3
YoY growth (%) (reported)	6.4%	5.2%	9.1%	13.3%	6.9%
Capex ($m)	69	160	74	62	28
Capex/Revenues (%)	15.2%	35.6%	16.6%	14.5%	7.2%

*           Not adjusted for constant forex

**    Excluding sale and leaseback of previously held towers

Africa	Q1 12	Q4 11	Q3 11	Q2 11	Q1 11
Customers (m)	17.2	17.3	17.2	16.6	15.5
YoY growth (%)	10.9%	15.6%	17.3%	17.2%	20.8%
Revenues ($m)	239	249	247	246	239
YoY growth (%) (reported)	(0.1)%	4.3%	7.4%	12.3%	10.3%
YoY growth (%) (local currency)	5.4%	10.6%	7.8%	11.9%	15.0%
EBITDA ($m)	90	102	104	100	98
YoY growth (%)	(8.4)%	2.4%	10.6%	22.8%	17.5%
Margin (%)	37.5%	41.0%	42.1%	40.4%	40.9%
Total mobile ARPU ($)*	4.6	4.8	4.9	5.1	5.2
YoY growth (%) (reported)	(11.7)%	(10.7)%	(9.9)%	(5.4)%	(10.6)%
Capex ($m)**	42	145	76	46	26
Capex/Revenues (%)	17.4%	58.1%	30.9%	18.5%	11.0%

*           Not adjusted for constant forex

**    Excluding sale and leaseback of previously held towers

Millicom International Cellular S.A.

Review by region (continued)

Revenue growth — Forex effect by region

US$m	Revenue Q1 11	Constant currency growth	Forex	Revenue Q1 12	LC growth %
CAM	455	21	(2)	474	4.7%
SAM	387	57	11	455	14.5%
Africa	239	13	(13)	239	5.4%
Total	1,081	91	(4)	1,168	8.4%

Customers

	Net additional mobile customers (‘000)
	Total	CAM	SAM	Africa
Q1 12	713	432	376	(95)
Q4 11	857	439	287	131
Q3 11	916	100	196	620
Q2 11	1,549	271	236	1,042
Q1 11	1,174	332	295	547

Customer market share

	Market share (%)
	Total	CAM	SAM	Africa
Q1 12	29.5%	55.1%	18.1%	29.8%
Q4 11	29.7%	54.1%	18.1%	30.6%
Q3 11	30.4%	54.3%	18.7%	31.3%
Q2 11	30.5%	54.4%	18.6%	31.7%
Q1 11	29.9%	54.4%	18.2%	30.8%

Source: Company data. Historical market share for Africa restated to reflect KBC market only in DRC

Index

Group P&L	p 2
Cash Flow Statement	p 3
Balance Sheet	p 4

Revenues	p 5
EBITDA	p 6
Capex	p 7

Central America	p 8
South America	p 9
Africa	p 10

FX rates	p 11

Contact us

Head of Investor Relations	Justine DIMOVIC	justine.dimovic@millicom.com
	Tel (F):	00 352 27 759 479
	Tel (M):	00 352 691 750 479

Investor Relations Manager	Emily HUNT	emily.hunt@millicom.com
	Tel (F):	00 44 207 321 5027
	Tel (M):	00 44 77 79 018 539

Group P&L

	Q1 2010(i)	Q2 2010(i)	Q3 2010	Q4 2010	FY 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011	FY 2011	Q1 2012
Not reviewed by auditors
Revenues	954	977	1,018	1,069	4,018	1,081	1,120	1,151	1,177	4,529	1,168
Operating expenses
Cost of sales (excluding depreciation and amortization)	-198	-204	-203	-219	-824	-234	-246	-256	-270	-1,007	-272
Sales and marketing	-176	-175	-193	-210	-754	-194	-206	-206	-210	-816	-211
General and administrative expenses	-129	-134	-141	-144	-548	-144	-155	-166	-168	-633	-170
Other operating income	0	0	3	0	4	0	1	6	7	14	2
EBITDA	451	464	484	497	1,896	509	513	529	536	2,087	517
Corporate costs	-17	-22	-36	-30	-106	-22	-30	-26	-35	-113	-27
Gain (loss) on disposal/Write down of assets, net	-3	2	2	-18	-16	1	-1	5	17	22	1
Depreciation and amortization	-172	-168	-184	-167	-691	-178	-189	-187	-185	-739	-196
Operating profit	259	276	266	281	1,083	311	293	321	333	1,257	295
Interest expense	-45	-49	-62	-63	-218	-49	-42	-48	-48	-187	-47
Interest and other financial income	2	3	3	6	15	4	3	5	3	15	4
Revaluation of previously held interest			1,060	0	1,060	0	0	0	0	0
Other non-operating income (expenses), net	5	-35	-83	50	-64	45	-39	26	-45	-14	-52
Profit before taxes from continuing operations	221	195	1,184	275	1,875	311	214	304	243	1,072	200
Taxes	-66	-64	-60	-52	-242	-82	-57	166	-9	18	-91
Profit before discontinued operations and non-controlling interest	155	131	1,125	222	1,633	229	157	470	234	1,090	109
Result from discontinued operations	3	3	3	3	12	39	0	0	0	39	0
Non-controlling interest	-3	0	-3	-19	-25	-9	-17	-125	-54	-205	-14
Net profit for the period	156	134	1,124	206	1,620	259	140	345	180	924	95
Basic earnings per common share (US$)	1.43	1.23	10.37	1.93	14.95	2.45	1.33	3.32	1.77	8.88	0.93

Weighted average number of shares outstanding in the period (‘000)	108,678	108,759	108,475	106,902	108,219	105,825	104,985	103,739	102,174	104,197	101,669
Profit for the period used to determine diluted earnings per common share	156	134	1,124	206	1,620	259	140	345	180	925	98
Diluted earnings per common share (US$)	1.43	1.23	10.35	1.92	14.93	2.45	1.33	3.32	1.76	8.87	0.93

Weighted average number of shares and potential dilutive shares outstanding in the period (‘000)	108,869	109,040	108,666	107,046	108,396	105,943	105,089	103,837	102,271	104,301	101,767

(i): Restated for the full consolidation of Honduras

Normalized Net Profit	151	169	149	168	637	183	187	210	188	722	159
Normalized EPS	1.39	1.55	1.37	1.57	5.88	1.73	1.78	2.02	1.83	7.36	1.56

2

Cash Flow Statement

	Q1 2010	Q2 2010	Q3 2010	Q4 2010	FY 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011	FY 2011	Q1 2012
Not reviewed by auditors
EBITDA	424	436	484	497	1,841	509	513	529	536	2,087	517
Movements in working capital	-48	17	-36	68	1	-67	24	18	40	15	-38
Capex (net of disposals)	-103	-117	-153	-214	-587	-137	-147	-120	-227	-630	-131
Taxes paid	-38	-110	-51	-41	-239	-56	-122	-41	-49	-268	-38

Operating Free Cash Flow	234	227	245	310	1,016	249	268	387	300	1,204	310
Corporate costs (excluding share based compensation)	-14	-19	-16	-25	-75	-18	-26	-21	-30	-96	-22
Interest paid, net	-20	-53	-26	-57	-156	-39	-27	-37	-22	-126	-44
Free Cash Flow	200	155	203	227	785	191	215	328	248	982	244
Other investing activities	-14	61	10	2	59	-5	13	-28	-24	-43	8
Cash flow from operating and investing	186	216	213	229	844	186	228	300	224	939	252

Cash flow used in financing	-171	-513	212	-863	-1,335	-45	-443	-317	-302	-1,107	-22

Cash from discontinued operations	0	0	0	0	0	53	0	0	0	53	0
Cash effect of exchange rate changes	4	-6	7	-3	3	2	0	-13	-16	-27	6

Net decrease/increase in cash and cash equivalents	20	-303	431	-637	-488	197	-216	-31	-93	-142	236
Cash and cash equivalents, beginning	1,511	1,531	1,229	1,660	1,511	1,023	1,221	1,005	974	1,023	881
Cash and cash equivalents, ending	1,531	1,229	1,660	1,023	1,023	1,221	1,005	974	881	881	1,117

3

Balance Sheet

	Q1 2010	Q2 2010	Q3 2010	Q4 2010	FY 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011	FY 2011	Q1 2012
Not reviewed by auditors
Assets
Non current assets
Intangible assets, net - Total	1,043	1,025	2,272	2,283	2,283	2,232	2,200	2,163	2,170	2,170	2,168
Property, plant and equipment, net - NBV - Total	2,674	2,606	2,786	2,767	2,767	2,794	2,798	2,692	2,865	2,865	2,880
Investment in associates	1	9	12	18	18	19	20	42	63	63	80
Pledge deposits (non-current)	51	47	52	50	50	53	54	51	50	50	53
Deferred taxation assets (non-current)	23	23	22	24	24	27	31	264	317	317	336
Other non current assets	9	10	12	18	18	30	33	33	37	37	34

Total non-current assets	3,801	3,720	5,157	5,160	5,160	5,155	5,135	5,245	5,502	5,502	5,551
Current assets
Inventories	51	57	55	62	62	56	58	63	75	75	73
Trade receivables, net	227	220	252	253	253	250	263	268	277	277	293
Amounts due from non controlling interests and JV	92	35	68	107	107	129	151	47	159	159	61
Current tax assets	22	104	120	11	11	134	135	127	24	24	40
Other current assets	262	150	155	194	194	129	149	206	298	298	294
Cash and cash equivalents - Total	1,531	1,229	1,660	1,023	1,023	1,221	1,005	974	881	881	1,117

Total current assets	2,185	1,794	2,311	1,650	1,650	1,919	1,762	1,686	1,714	1,714	1,878

Assets held for sale	86	78	70	185	185	111	111	144	66	66	60

Total assets	6,072	5,592	7,538	6,995	6,995	7,185	7,008	7,076	7,282	7,282	7,489

Equity and liabilities
Equity
Share capital and premium	663	679	681	682	682	686	663	662	663	663	661
Treasury stock	0	-7	-105	-300	-300	-300	-51	-248	-378	-378	-353
Other reserves	-74	-107	-66	-55	-55	-22	-40	-75	-104	-104	-100
Put options reserve	0	0	-737	-737	-737	-737	-737	-737	-738	-738	-738
Accumulated profits brought forward	1,788	1,134	1,134	1,134	1,134	2,757	2,192	2,192	1,886	1,886	2,806
Net profit for the period	156	290	1,414	1,620	1,620	259	399	744	925	925	95
	2,533	1,989	2,322	2,344	2,344	2,643	2,425	2,537	2,254	2,254	2,371
Non controlling interest	-85	-95	12	46	46	54	62	189	192	192	204

Total equity	2,448	1,894	2,333	2,390	2,390	2,697	2,487	2,727	2,446	2,446	2,575

Liabities

Non current liabilities
Debt and financing	1,879	1,980	1,954	1,797	1,797	1,770	1,701	1,695	1,817	1,817	1,911
Deferred taxation	69	75	21	196	196	189	184	191	199	199	195
Other non current liabilities	97	107	192	98	98	84	84	72	122	122	138
Total non current liabilities	2,045	2,162	2,167	2,091	2,091	2,043	1,968	1,958	2,138	2,138	2,244

Current liabilities
Debt and other financing	476	536	1,140	555	555	588	650	535	621	621	567
Put option liability	0	0	818	769	769	740	775	719	745	745	809
Amounts due to JV partners	80	34	66	98	98	127	148	44	93	93	13
Accrued interest and other expenses	195	201	250	228	228	220	258	247	264	264	266
Current tax liabilities	121	64	81	80	80	109	54	101	105	105	173
Other current liabilities	658	656	642	724	724	648	656	722	861	861	833
Total current liabilities	1,530	1,492	2,997	2,454	2,454	2,432	2,540	2,367	2,689	2,689	2,661
Liabilities directly associated with assets held for sale	49	44	41	60	60	13	13	24	9	9	9
Total liabilities	3,624	3,698	5,205	4,605	4,605	4,488	4,521	4,349	4,836	4,836	4,914
Total equity and liabilities	6,072	5,592	7,538	6,995	6,995	7,185	7,008	7,076	7,282	7,282	7,489

4

Revenues breakdown (USDm)

	Q1 2010	Q2 2010	Q3 2010	Q4 2010	FY 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011	FY 2011	Q1 2012
Not reviewed by auditors
Revenues by category
Communication (voice, sms)	768	768	798	820	3,154	819	828	840	851	3,338	827
Information (data services)	66	73	85	95	319	106	121	131	137	495	150
ow mobile data	36	45	47	61	189	72	86	95	98	351	110
ow others	30	28	38	34	130	34	35	36	39	144	40
Entertainment (TV, Ringback tones, games	76	70	70	78	294	77	80	86	84	327	87
Solutions	2	21	24	23	70	23	27	29	31	111	33
MFS	0.0	0.0	0.1	0.4	0.5	0.7	1.4	2.8	4.6	9.5	6.4
Recurring revenues	912	932	977	1,016	3,837	1,026	1,059	1,089	1,108	4,283	1,103
Others	42	45	41	53	181	55	61	62	69	247	65
Total group revenues	954	977	1,018	1,069	4,018	1,081	1,120	1,151	1,177	4,530	1,168

Revenues by service
Voice	674	684	706	725	2,789	720	730	736	746	2,932	722
ow Latin America	481	489	499	515	1,984	511	514	523	532	2,080	521
ow Africa	193	195	207	210	805	209	216	213	214	852	201
VAS-SMS	92	84	91	95	362	97	98	103	105	403	104
ow Latin America	82	74	81	83	320	86	88	93	94	361	93
ow Africa	10	10	10	12	42	11	10	10	10	42	11
VAS- non SMS	95	112	123	141	471	152	173	189	193	707	210
ow Latin America	85	103	113	129	430	139	158	171	175	643	189
ow Africa	10	9	11	12	41	13	15	18	18	64	21
Other	93	98	97	109	397	112	119	123	134	488	132
ow Latin America	88	92	95	103	378	106	114	117	127	464	126
ow Africa	5	5	1	5	19	6	5	6	7	24	6
Total revenues	954	977	1,018	1,069	4,018	1,081	1,120	1,151	1,177	4,530	1,168

Revenues by region
Central America	424	435	432	447	1,738	455	449	460	478	1,842	475
South America	312	323	356	383	1,374	387	425	444	450	1,706	455
Africa	217	219	230	239	905	239	246	247	249	981	239
Others/eliminations	0	0	0	0	0	0	0	0	0	0	0
Total group revenues	954	977	1,018	1,069	4,018	1,081	1,120	1,151	1,177	4,530	1,168

Local currency Revenue growth	11.5%	11.3%	11.7%	10.0%	11.2%	12.7%	10.2%	9.1%	10.1%	10.5%	8.4%
Group ARPU (USD)	9.3	9.2	9.3	9.5	9.1	9.3	9.4	9.3	9.3	9.3	9.0

5

EBITDA breakdown (USDm)

	Q1 2010	Q2 2010	Q3 2010	Q4 2010	FY 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011	FY 2011	Q1 2012
Not reviewed by auditors
Central America	236	245	239	229	950	246	232	235	245	958	241
South America	132	138	151	168	590	165	182	190	189	726	186
Africa	83	81	94	100	358	98	100	104	102	403	90
Total EBITDA Group	451	464	484	497	1,896	509	513	529	536	2,087	517

Local currency EBITDA growth	15.9%	14.8%	14.6%	9.1%	10.7%	12.4%	6.4%	3.6%	7.3%	7.5%	2.2%

Sales and Marketing Costs, incl subsidy	203	205	225	247	880	232	248	250	258	988	255
of which sales and marketing	147	150	160	168	625	160	171	173	174	678	171
of which subsidies	56	55	65	79	255	72	77	77	84	310	85

6

CAPEX breakdown (USDm)

	Q1 2010	Q2 2010	Q3 2010	Q4 2010	FY 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011	FY 2011	Q1 2012
Not reviewed by auditors
Central America	35	50	55	82	222	26	40	66	90	222	51
South America	22	42	68	112	244	28	62	74	160	323	69
Africa	43	41	73	78	235	26	46	76	145	293	42
others/eliminations	0	1	-9	0	3	5	4	1	1	10	10
Total Capex	101	134	187	272	704	85	151	217	396	848	172

7

CENTRAL AMERICA

	Q1 2010	Q2 2010	Q3 2010	Q4 2010	FY 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011	FY 2011	Q1 2012
Operational highlights
Mobile
Population (m)	28	28	28	28	28	28	28	28	28	28	28
El Salvador	7	7	7	6	6	6	6	6	6	6	6
Guatemala	13	13	13	14	14	14	14	14	14	14	14
Honduras	8	8	8	8	8	8	8	8	8	8	8

Mobile penetration estimated (%)
El Salvador	102.0%	101.2%	99.2%	101.7%	101.7%	102.1%	104.8%	105.2%	111.6%	111.6%	116.2%
Guatemala	81.0%	82.7%	81.8%	83.7%	83.7%	84.7%	85.7%	86.2%	89.4%	89.4%	86.9%
Honduras	92.0%	91.0%	84.8%	85.7%	85.7%	84.1%	85.0%	85.4%	85.2%	85.2%	83.8%

Mobile customers ‘000	13,221	13,370	13,120	13,485	13,485	13,817	14,088	14,188	14,626	14,626	15,059
El Salvador	2,816	2,786	2,693	2,728	2,728	2,793	2,883	2,913	3,027	3,027	3,047
Guatemala	5,580	5,836	5,978	6,309	6,309	6,596	6,760	6,865	7,123	7,123	7,300
Honduras	4,825	4,749	4,448	4,448	4,448	4,428	4,445	4,410	4,477	4,477	4,712

Customers’ market share (%)
El Salvador	46.3%	45.9%	45.2%	44.4%	44.4%	44.2%	44.3%	44.6%	43.6%	43.6%	42.0%
Guatemala	49.0%	50.4%	51.5%	52.5%	52.5%	53.9%	54.3%	54.5%	54.4%	54.4%	55.4%
Honduras	66.1%	65.4%	65.3%	64.3%	64.3%	64.9%	64.2%	63.1%	63.8%	63.8%	68.0%

Blended ARPU (USD)- reported	11.5	11.7	11.7	12.2	11.9	12.1	11.9	11.8	12.0	11.9	11.6
ARPU YoY change (local currency) %	-13.0%	-11.0%	-8%	-1%	-7%	3%	1%	0%	-3%	-1%	-5%

Cable
Homes passed ‘000	1,294	1,309	1,320	1,332	1,332	1,342	1,347	1,358	1,373	1,373	1,529
Broadband customers/cable TV customers	35.0%	36.0%	38.0%	38.0%	38.0%	38.0%	38.0%	38.5%	39.8%	39.8%	38.9%
RGUs (‘000)	645	642	650	670	670	682	692	707	721	721	800
Cable revenues (USDm)	54	56	57	59	226	61	62	65	69	257	72

Quarterly highlights
Total revenues	424	435	432	447	1,738	455	449	460	478	1,842	474
YoY growth %	1.0%	0.4%	1.3%	3.5%	1.5%	7.2%	3.3%	6.5%	6.9%	6.0%	4.3%
YoY growth (pf for FX)	0.9%	0.3%	0.4%	1.4%	0.7%	5.3%	1.6%	4.9%	6.2%	4.6%	4.7%

EBITDA	236	245	239	229	950	246	232	235	245	958	241
EBITDA margin (%)	55.6%	56.5%	55.2%	51.3%	54.6%	54.1%	51.6%	51.0%	51.3%	52.0%	50.8%
YoY growth %	4.8%	1.9%	3.4%	-2.2%	2.0%	4.0%	-5.0%	-2.0%	7.0%	0.8%	-2.1%
YoY growth (pf for FX)	2.4%	1.6%	1.1%	-5.2%	0.0%	3.0%	-7.1%	-2.8%	6.3%	7.4%	-1.1%

Capex	35	50	55	82	222	26	40	66	90	222	51
in % of revenues	8.3%	11.5%	12.7%	18.3%	12.8%	5.7%	8.8%	14.4%	18.8%	12.0%	10.8%

opFCF	169	113	148	55	615	130	112	168	131	541	121
% of revenues	39.8%	25.9%	34.2%	41.5%	35.4%	28.6%	24.9%	36.5%	27.3%	29.4%	25.5%

8

SOUTH AMERICA

	Q1 2010	Q2 2010	Q3 2010	Q4 2010	FY 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011	FY 2011	Q1 2012
Operational highlights
Mobile
Population (m)	63	63	63	60	60	60	61	61	61	61	62
Bolivia	10	10	10	10	10	10	10	10	10	10	10
Colombia	46	46	46	44	44	44	45	45	45	45	45
Paraguay	7	7	7	6	6	6	6	6	6	6	7

Mobile penetration estimated (%)
Bolivia	55.8%	56.5%	59.8%	64.5%	64.5%	66.4%	64.9%	66.0%	68.4%	68.4%	69.6%
Colombia	93.9%	92.0%	95.2%	95.1%	95.1%	96.5%	96.3%	96.5%	103.1%	103.1%	107.0%
Paraguay	86.4%	87.0%	90.2%	92.6%	92.6%	93.0%	92.9%	94.6%	95.8%	95.8%	95.8%

Mobile customers ‘000	9,027	9,239	9,678	10,139	10,139	10,435	10,671	10,867	11,155	11,155	11,531
Bolivia	2,085	2,117	2,249	2,404	2,404	2,501	2,564	2,580	2,687	2,687	2,832
Colombia	3,815	3,941	4,129	4,293	4,293	4,442	4,596	4,713	4,854	4,854	5,002
Paraguay	3,128	3,181	3,300	3,441	3,441	3,491	3,511	3,574	3,614	3,614	3,697

Customers’ market share (%)
Bolivia	36.4%	36.3%	36.3%	35.7%	35.7%	35.8%	35.7%	35.1%	35.1%	35.1%	36.1%
Colombia	8.9%	9.4%	9.5%	9.9%	9.9%	10.0%	10.4%	10.6%	10.2%	10.2%	10.1%
Paraguay	57.3%	57.6%	57.3%	58.0%	58.0%	58.2%	58.3%	58.0%	57.7%	57.7%	58.7%

Blended ARPU (USD)- reported	11.5	11.7	12.4	12.7	11.9	12.3	13.2	13.5	13.4	13.1	13.1
ARPU YoY change (local currency) %	0%	2%	3%	3%	2%	3%	3%	0%	2%	4%	4%

Quarterly highlights
Total revenues	312	323	356	383	1,374	387	425	444	450	1,706	455
YoY growth %	31.9%	29.7%	28.3%	22.4%	27.7%	24.0%	31.5%	24.8%	17.6%	24.2%	17.4%
YoY growth (pf for FX)	17.0%	19.0%	21.0%	19.0%	19.1%	20.0%	19.5%	15.2%	14.4%	17.1%	14.5%

EBITDA	132	138	151	168	590	165	182	190	189	726	186
EBITDA margin (%)	42.4%	42.7%	42.4%	43.9%	42.9%	42.6%	42.8%	42.9%	41.9%	42.5%	40.9%
YoY growth %	41.3%	41.5%	34.2%	24.8%	34.5%	24.9%	31.6%	25.7%	12.3%	23.1%	12.6%
YoY growth (pf for FX)	29.0%	32.0%	28.0%	22.0%	27.0%	20.7%	18.4%	13.4%	8.4%	14.4%	10.4%

Capex	22	42	68	112	244	28	62	74	160	323	69
in % of revenues	7.1%	13.0%	19.1%	29.2%	17.8%	7.2%	14.5%	16.6%	35.6%	19.0%	15.2%

opFCF	74	65	103	69	311	102	92	139	92	425	131
% of revenues	23.8%	20.1%	29.0%	18.0%	22.7%	26.4%	21.6%	31.3%	20.4%	24.9%	28.8%

9

AFRICA

	Q1 2010	Q2 2010	Q3 2010	Q4 2010	FY 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011	FY 2011	Q1 2012
Operational highlights
Mobile
Population (m)	169	169	169	172	172	172	176	176	176	176	180
Chad	10	10	10	11	11	11	11	11	11	11	11
DRC	69	69	69	71	71	71	72	72	72	72	74
Ghana	24	24	24	24	24	24	25	25	25	25	25
Mauritius	1	1	1	1	1	1	1	1	1	1	1
Rwanda	10	10	10	11	11	11	11	11	11	11	12
Senegal	14	14	14	12	12	12	13	13	13	13	13
Tanzania	41	41	41	42	42	42	43	43	43	43	44

Mobile penetration estimated (%)
Chad	19.5%	20.2%	20.4%	22.6%	22.6%	24.3%	25.8%	26.2%	29.2%	29.2%	28.9%
DRC	30.8%	32.4%	36.4%	40.9%	40.9%	42.4%	45.3%	50.7%	49.6%	49.6%	50.2%
Ghana	51.8%	53.2%	53.2%	57.3%	57.3%	58.0%	61.9%	62.7%	66.1%	66.1%	67.6%
Mauritius	80.4%	81.4%	83.0%	86.1%	86.1%	86.8%	87.2%	88.9%	93.0%	93.0%	93.2%
Rwanda	21.0%	28.1%	33.3%	26.2%	26.2%	33.3%	23.2%	29.0%	30.4%	30.4%	29.0%
Senegal	48.0%	50.3%	51.7%	58.4%	58.4%	62.0%	63.8%	63.6%	64.5%	64.5%	66.2%
Tanzania	31.5%	33.3%	33.4%	33.6%	33.6%	35.6%	38.0%	40.2%	40.4%	40.4%	40.4%

Mobile customers ‘000	12,846	14,119	14,646	14,965	14,965	15,512	16,554	17,173	17,304	17,304	17,209
Chad	1,129	1,223	1,257	1,429	1,429	1,545	1,677	1,692	1,894	1,894	1,903
DRC	1,605	1,822	2,012	2,156	2,156	2,150	2,319	2,474	2,382	2,382	2,307
Ghana	3,100	3,406	3,379	3,525	3,525	3,573	3,697	3,628	3,508	3,508	3,334
Mauritius	447	450	450	472	472	478	479	486	498	498	503
Rwanda	114	374	548	550	550	570	813	1,089	1,192	1,192	1,180
Senegal	2,376	2,451	2,424	2,356	2,356	2,526	2,628	2,540	2,379	2,379	2,484
Tanzania	4,076	4,394	4,576	4,478	4,478	4,671	4,941	5,263	5,451	5,451	5,498

Customers’ market share (%)
Chad	52.1%	54.5%	55.6%	56.9%	56.9%	57.2%	57.7%	57.4%	57.5%	57.5%	58.5%
DRC	39.7%	42.7%	41.7%	39.4%	39.4%	37.6%	37.7%	35.7%	34.9%	34.9%	33.1%
Ghana	24.8%	26.4%	26.1%	25.2%	25.2%	25.1%	24.2%	23.4%	21.3%	21.3%	19.8%
Mauritius	43.0%	42.7%	42.3%	42.6%	42.6%	42.8%	42.6%	42.4%	41.5%	41.5%	41.8%
Rwanda	n/a	12.0%	15.3%	15.0%	15.0%	15.1%	30.8%	33.0%	34.5%	34.5%	34.8%
Senegal	35.7%	35.2%	33.9%	32.7%	32.7%	33.1%	33.4%	32.4%	29.9%	29.9%	28.9%
Tanzania	31.6%	32.0%	33.1%	31.5%	31.5%	30.8%	30.4%	30.5%	31.3%	31.3%	31.4%

Blended ARPU (USD)- reported	5.8	5.4	5.4	5.4	5.6	5.2	5.1	4.9	4.8	5.1	4.6
ARPU YoY change (local currency) %	-3.0%	-7.0%	-7.0%	-13%	-9%	-6.0%	-6%	-10%	-5%	-9%	-7%

Quarterly highlights
Total revenues	217	219	230	239	905	239	246	247	249	981	239
YoY growth %	26.8%	19.6%	14.6%	5.1%	15.7%	10.2%	12.3%	7.4%	4.3%	8.4%	-0.1%
YoY growth (pf for FX)	26.0%	24.0%	22.0%	12.0%	20.3%	15.0%	11.9%	7.8%	10.6%	11.3%	5.4%

EBITDA	83	81	94	100	358	98	100	104	102	403	90
EBITDA margin (%)	38.4%	36.9%	40.7%	41.7%	39.6%	40.9%	40.4%	42.1%	41.0%	41.1%	37.5%
YoY growth %	41.5%	31.2%	25.6%	11.6%	25.7%	17.5%	22.8%	10.6%	2.4%	12.7%	-8.4%
YoY growth (pf for FX)	47.0%	34.0%	34.0%	20.0%	30.9%	22.8%	22.1%	4.0%	7.7%	15.8%	-3.5%

Capex	43	41	73	78	235	26	46	76	145	293	42
in % of revenues	20.0%	18.7%	31.7%	32.5%	26.0%	11.0%	18.5%	30.9%	58.1%	29.8%	17.4%

opFCF	17	45	0.5	72	135	33	36	116	83	268	66
% of revenues	7.9%	20.5%	0.2%	30.3%	14.9%	13.6%	14.7%	47.2%	33.3%	27.3%	27.4%

10

Average FX rates

	Q1 2010	Q2 2010	Q3 2010	Q4 2010	FY 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011	FY 2011	Q1 2012
Not reviewed by auditors
Central America
Guatemala	8.22	8.01	8.06	8.03	8.09	7.83	7.71	7.83	7.84	7.81	7.77
Honduras	18.90	18.89	18.90	18.89	18.90	18.90	18.90	18.87	18.97	18.91	19.22
Nicaragua	20.96	21.23	21.49	21.75	21.35	22.01	22.28	22.56	22.84	22.42	23.12
Costa Rica	550.57	527.06	517.36	510.41	527.51	505.19	502.25	508.68	511.99	507.32	514.32

South America
Bolivia	7.02	7.02	7.02	7.01	7.02	6.99	6.96	6.92	6.92	6.95	6.91
Colombia	1961.05	1946.29	1840.89	1880.98	1912.97	1891.70	1801.95	1814.11	1926.42	1858.95	1829.42
Paraguay	4736.43	4746.81	4784.27	4797.58	4760.38	4497.50	4025.63	3955.25	4315.50	4226.12	4450.50

Africa
Ghana	1.43	1.43	1.43	1.45	1.44	1.52	1.51	1.54	1.60	1.54	1.70
Mauritius	30.45	31.94	30.94	30.29	30.87	29.69	28.16	28.26	29.00	28.81	29.04
Senegal/Chad	474.74	511.74	509.24	486.91	494.26	477.05	453.65	463.39	489.51	471.65	498.51
Rwanda	572.43	580.22	588.37	591.81	583.00	598.38	600.75	600.39	602.16	600.29	605.45
Tanzania	1349.13	1419.81	1508.33	1487.60	1437.89	1485.69	1538.63	1622.50	1672.76	1576.83	1591.54

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